Filed Pursuant to Rule 253(g)(2)

File No. 024-12313

SUPPLEMENT NO. 2 DATED FEBRUARY 9, 2024

MASTERWORKS VAULT 4, LLC

This Supplement No. 2 dated February 9, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 4, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular relating to the bank account of each currently existing series of the Company (each, a “Series”) that holds the subscription funds paid by investors as part of the subscription process. In particular, any reference in the Offering Circular to a “non-interest bearing sub account” shall be replaced in its entirety with “sub account” as such accounts do accrue interest. In connection with such change, the Company has also entered into an amended and restated financing, license and sourcing agreement (the “Amended Agreement”) to clarify that Masterworks, LLC and its affiliates (collectively, “Masterworks”) are entitled to receive all of such interest generated from subscription funds held by the Company prior to a closing.

In addition, with respect to all new series of the Company created after the date hereof (collectively, the “Future Series”), the changes discussed above shall also apply.

The form of Amended Agreement is attached to a Form 1-U filed as of the date hereof and this Supplement should be read in conjunction therewith.